

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 8, 2017

Carlos Naudon
President and Chief Executive Officer
PDL Community Bancorp
2244 Westchester Avenue
Bronx, NY 10462

>   **Re: PDL Community Bancorp**
>   **Registration Statement on Form S-1**
>   **Filed April 12, 2017**
>   **File No. 333-217275**

Dear Mr. Naudon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Deadline for Orders of Common Stock, page 11

2.   Please revise your disclosure to indicate that, because a prospectus must accompany or precede the sale of any securities registered under the Securities Act, any holder of subscription rights that does not receive a prospectus and offering materials will not be allowed to participate in the offering.

<u>Risk Factors</u>

<u>Multifamily, nonresidential and construction and land loans … , page 19</u>

3.   Please revise to quantify the amount of your borrowers or related groups of borrowers that have more than one of these types of loans outstanding, as well as the aggregate amount owed on such loans. Please also consider, as appropriate, adding a separate risk factor addressing any increased risk associated with your exposure to certain borrowers or related groups of borrowers across different types of loans.

<u>If our allowance for loan losses is not sufficient … , page 20</u>

4.   Please disclose your allowance for loan losses at December 31, 2015 in addition to December 31, 2016.

<u>Changes in the valuation of securities held could adversely affect us, page 22</u>

5.   Please revise this risk factor to quantify the amount of securities in your portfolio classified as available-for-sale.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Ponce De Leon Federal Bank</u>

<u>Overview, page 46</u>

6.   Please describe here or in another appropriate section of the prospectus any known longer-term trends impacting your net income. In this regard, we note that your net income for the year ended December 31, 2012 was approximately $4.1 million and that figure has steadily declined each subsequent year. Please also describe any known longer-term trends impacting your provision (recovery) for loan losses. In this regard, we note that your provision for loan losses was approximately $5.1 million for the year ended December 31, 2012 and that figure has steadily declined each subsequent year to a recovery of $57,000 for the year ended December 31, 2016.

<u>Business of Ponce De Leon Federal Bank</u>

<u>Sources of Funds, page 77</u>

7.   Please disclose the total amount of your borrowing capacity under your arrangement with the Federal Home Loan Bank of New York.

The Reorganization and Offering

How We Determined the Stock Pricing and the Number of Shares to be Issued, page 111

8.   To the extent that the projected operating results RP Financial LC considered in its appraisal materially impacted its analysis, please revise this section to disclose them.

Notes to the Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-9

General

9.   We note that your disclosure does not include a discussion of the impact that recently issued accounting standards could have on your financial position and results of operations when such standards are adopted in future periods. Please refer to question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions document available on our website: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm and revise your filing to provide such information. Your disclosure should include a brief description of the new accounting standards applicable to you, the date that adoption is required, and the date you plan to adopt, if earlier. As an EGC choosing to take advantage of the extended transition period for complying with new or revised accounting standards, please disclose the date on which adoption is required for non-EGCs and the date on which you will adopt, assuming you remain an EGC as of that date. Disclosures should also include:

- a discussion of the methods of adoption allowed by the standard and the method expected to be utilized, if determined;
- a discussion of the impact that adoption of the standard is expected to have on the financial statements, unless not known or reasonably estimable; and
- disclosure of the potential impact of other significant matters that you believe might result from the adoption of the standard(s).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Cara Lubit, Staff Accountant, at (202) 551-5909, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services